August 5, 2015

VIA EDGAR

Mr. Kevin R. Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Government Properties Income Trust (the “Company”)
Form 10-K for the year ended December 31, 2014
Filed on February 20, 2015 (the “Filing”)
File No. 001-34364

Dear Mr. Woody:

We are writing in response to your letter dated July 22, 2015.  For your convenience, your original comment appears below in bold text and is followed by our response.

Form 10-Q for the period ended March 31, 2015

Note 11. Equity Investment in Select Income REIT, page 11

1.                                      Please tell us how the company considered the recognized loss upon issuance of shares by an equity investee when performing their periodic evaluation of the equity investment in SIR for possible indictors of other than temporary impairment.

We periodically evaluate our equity investment in Select Income REIT, or SIR, for possible indicators of other than temporary impairment whenever events or changes in circumstances indicate the carrying amount of the investment might not be recoverable. These indicators may include the length of time the market value of our investment is below our cost basis, the financial condition of SIR, our intent and ability to be a long term holder of the investment and other considerations. If we judge the decline in fair value to be other than temporary, we record an impairment charge to adjust the basis of the investment to its fair value.

In performing our periodic evaluation of our equity investment in SIR for indicators of other than temporary impairment at March 31, 2015, we considered both the loss we recognized upon the issuance of common shares by SIR during the three months ended March 31, 2015 and the fact that the market value of our SIR investment was less than its carrying value at March 31, 2015 to be possible indicators of other than temporary impairment.

In performing our impairment analysis at March 31, 2015, we considered the following criteria from the Financial Accounting Standards Board Accounting Standards Codification 320-10-S99-1 to assess whether loss on issuance of shares by SIR or the decline in market value of our SIR investment below its carrying value was other than temporary:

Mr. Kevin Woody

August 5, 2015

a.              Length of time and extent to which the market value has been below cost. We acquired 21,500,000 SIR common shares on July 9, 2014 and 3,418,421 SIR common shares on March 4, 2015.  The weighted average ownership period of our investment in SIR common shares was approximately 232 days at March 31, 2015.  The carrying value of our SIR investment was $28.95 per share at March 31, 2015.  The March 31, 2015 closing price of a SIR common share on the New York Stock Exchange, or NYSE, was $24.99, or 15.8% below the carrying value of our SIR common shares.  During the period July 9, 2014 to March 31, 2015, the closing price of SIR common shares on the NYSE ranged from a high of $29.98 per share to a low of $22.79 per share and the average closing price was $25.44 per share. For the reasons described below, we believed the decline and volatility in the market value of SIR common shares was temporary and we expected the market value of our investment to recover in the foreseeable future.

b.              Financial condition and near-term prospects of the issuer.  On January 29, 2015, SIR completed the acquisition of Cole Corporate Income Trust, or CCIT, for approximately $2.5 billion.  The acquisition was expected to be accretive to SIR’s funds from operations per share and in conjunction with the acquisition, SIR announced an increase to its regular quarterly dividend of approximately 4%. We believed this acquisition resulted in SIR becoming the premiere office and industrial net lease real estate investment trust for the following reasons: (i) CCIT had the highest quality single tenant net lease real estate portfolio among all publicly owned real estate investment trusts; (ii) SIR’s weighted (by rents) average remaining lease term increased from 10.5 years to 11.0 years and occupancy increased from 96% to 98%, which were both industry leading statistics in the net lease sector; (iii) SIR’s overall percentage of investment grade tenants (by rents) increased from 29% to 38% and the investment grade percentage of its top 20 tenants increased to 50% from 38%; and (iv) the average age of SIR’s properties declined to 10.7 years from 14.8 years.

In connection with the CCIT transaction, SIR issued 28,439,111 common shares to CCIT shareholders.  CCIT was a “non-traded” real estate investment trust as its common stock had not been listed on any national stock exchange.  Therefore, the ability of CCIT shareholders to liquidate their investments had historically been limited.  As a result, we believed that the actual selling of SIR shares by the former CCIT shareholders as well as the market perception of the possibility of these sales had a negative impact on the market value of SIR common shares at March 31, 2015.  We believed this negative effect would be temporary.

For the reasons described above, we expected the market value of SIR common shares to be volatile, but to recover to our carrying value in the foreseeable future.  We also consider our acquisition of an additional 3,418,421 SIR common shares on March 4, 2015 at a price of $27.85 per share as evidence of our belief that the decline in the market value of our SIR shares was temporary.  A Special Committee of our Board of Trustees, with the assistance of a financial advisor, evaluated and approved this share acquisition.

c.               Intent and ability to hold. At March 31, 2015, we had both the intent and ability to be a long term holder of our investment in SIR common shares.  As we had stated publicly on numerous occasions, we believe our investment in SIR and the approximately $50 million of annual dividends we expect to receive from this

Mr. Kevin Woody

August 5, 2015

investment increase the stability and security of our cash flows.  As a result, at March 31, 2015, we expected to hold our investment in SIR common shares for a period of time sufficient to allow for the anticipated recovery in their market value.

d.              Other considerations.  In connection with SIR’s January 2015 merger with CCIT, SIR and CCIT distributed a Joint Proxy Statement/Prospectus, or the Joint Proxy, to their respective shareholders.  Included in the Joint Proxy were the opinions of SIR’s (UBS Securities LLC) and CCIT’s (Wells Fargo Securities, LLC and Hentschel & Company, LLC), financial advisors with respect to the fairness of the merger consideration.  These opinions included, among other information, a range of implied average values for SIR’s common shares of $28.11 to $33.25 per share. We believe these opinions further support our determination at March 31, 2015 that the decline in the market value of SIR’s common shares was temporary.

As a result of the above analysis, we concluded that the decline in the fair value of our investment in SIR common shares was temporary and no impairment charge was required at March 31, 2015.

Despite the fact that we have both the intent and ability to be a long term holder of our investment in SIR common shares and we were not aware of any matters that would negatively impact the financial condition or future financial performance of SIR, in performing our impairment analysis at June 30, 2015, we considered that the fair value of our SIR common shares continued to decline rather than improve as we had anticipated. During the period from April 1, 2015 to June 30, 2015, the average closing price of the SIR common shares on the NYSE declined to $23.28 per share, which was $2.16 lower than the average closing price for the period July 9, 2014 to March 31, 2015.  The high for the period from April 1, 2015 to June 30, 2015 was $25.51 per share and the closing price of the SIR common shares at June 30, 2015 was $20.64 per share, which was 39.5% below our carrying value of $28.80 per share.  We also considered that at June 30, 2015, the fair value of our SIR investment had been below its carrying value for approximately one year (weighted average ownership period of 324 days).

Based on the increased severity in the decline of the fair value of the SIR investment, the duration of time that the fair value of the SIR investment had exceeded our carrying value, and the lack of persuasive evidence to support that the fair value would recover to our carrying value, we determined that at June 30, 2015 the decline in market value of our SIR shares was other than temporary.  As a result, we recorded a loss on impairment of $203.3 million in the three month period ended June 30, 2015 to reduce the carrying value of our SIR investment to its estimated fair value, which was calculated based on the closing price of a SIR common share at June 30, 2015.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

August 5, 2015

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer